11/17/03

03054957

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III



NOV 19 2003
PROCESSING
188

SEC FILE NUMBER
8- 322 33

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 10-1-02 (MM/DD/YY) AND ENDING 09-30-03 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: CRAIG & ASSOCIATES INC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1200 - 5 AVE SUITE 1800
(No. and Street)

SEATTLE (City) WA. (State) 98101 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

GARY CRAIG 206-405-3255
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

JACK W. BROWN INC. P.C.
(Name – *if individual, state last, first, middle name*)

419 OCCIDENTAL AVE S. SUITE 600 (Address) SEATTLE (City) WA (State) 98104 (Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
NOV 19 2003
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, GARY L. CRAIG, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of CRAIG & ASSOCIATES, INC., as of SEPT 30, 2003, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:


JOHN C. TATE
STATE OF WASHINGTON
NOTARY PUBLIC
MY COMMISSION EXPIRES 12-10-05

Notary Public

Signature

PRESIDENT
Title

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☑ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☑ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☑ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☑ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☑ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

CRAIG & ASSOCIATES, INC.

Financial Statements
and Supplementary Information

September 30, 2003

Jack W. Brown Inc., P.C.

TABLE OF CONTENTS

	Page Number
INDEPENDENT AUDITOR'S REPORT	3
FINANCIAL STATEMENTS	
Balance Sheet	4
Statement of Income and Retained Earnings	5
Statement of Cash Flows	6
Notes to Financial Statements	7
SUPPLEMENTARY INFORMATION	
Net Capital Requirement	8
Computation for Determination of Reserve Requirements for Broker-Dealers	9
Computation of Net Capital Under Sec. 15c3-1	10
Reconciliation of Audited and Unaudited Computation of Net Capital	11

JACK W. BROWN INC., P.C.

Accountants & Consultants 419 Occidental Ave. S., Suite 600 Seattle, Washington 98104 **(206) 343-0646** FAX (206) 682-3977

November 6, 2003

To the Board of Directors
Craig & Associates, Inc.
Seattle, WA

We have audited the accompanying balance sheet of Craig & Associates, Inc., as of September 30, 2003, and the related statements of income and retained earnings and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principals used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Craig & Associates, Inc., as of September 30, 2003, and the results of its operations and cash flows for the year then ended, in conformity with generally accepted accounting principles.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the supplementary schedules is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.



Jack W. Brown Inc., P.C.
Seattle, WA
November 6, 2003

CRAIG & ASSOCIATES, INC.
BALANCE SHEET

ASSETS	September 30, 2003
Current	
Cash	$ 1,264
Certificates of Deposit	18,267
Note receivable, Buerk Craig Victor LLC	45,000
Refundable federal income taxes	6,848
Total current assets	71,379
Property & Equipment (Note 1)	
Office equipment	14,213
Furniture & fixtures	7,200
	21,413
Less accumulated depreciation	(21,413)
Total property & equipment	-0-
Other Assets	
NASDAQ investment	68,730
TOTAL ASSETS	$ 140,109
LIABILITIES & STOCKHOLDERS' EQUITY	
Current Liabilities	
State business tax payable	160
Stockholders' Equity	
Common stock, $1 par value, 10,000 shares authorized, and 10,000 shares issued and outstanding	10,000
Additional paid in capital	95,000
Retained earnings	34,949
Stockholders' Equity	139,949
TOTAL LIABILITIES & STOCKHOLDERS' EQUITY	$ 140,109

See accompanying notes to the financial statements

CRAIG & ASSOCIATES, INC.
STATEMENT OF INCOME & RETAINED EARNINGS

	Year Ended September 30, 2003
INCOME	
Concessions	$ 164,923
EXPENSES	
Concession Expenses	115,408
Professional Services	47,628
Rent	9,123
Administrative Expense	5,418
Office Expenses	4,917
Miscellaneous Expense	4,672
Taxes & Licenses	2,474
Dues, including NASD	768
General Insurance	446
Total Expenses	190,854
Net Operating Loss	(25,931)
Other Income & Expense	
Miscellaneous Income	3,300
Interest Income	276
Unrealized Loss on Securities	(36,945)
Realized Loss on Securities	(9,225)
Total Other Income & Expense	(42,594)
Net Loss Before Federal Income Tax	(68,525)
Federal Income Tax	(6,848)
Net Loss	(61,677)
RETAINED EARNINGS, October 1, 2002	96,626
RETAINED EARNINGS, September 30, 2003	$ 34,949

See accompanying notes to the financial statements

CRAIG & ASSOCIATES, INC.
STATEMENT OF CASH FLOWS

	Year Ended September 30, 2003
Cash flows from operating activities	
Net loss	(61,677)
Total cash flow from operating activities	(61,677)
Adjustment to reconcile net income to net cash provided by operating activities	
Increase in notes receivable	(45,000)
Increase in refundable federal income tax	(6,848)
Decrease in NASDAQ investment	42,870
Decrease in federal income tax payable and accrued business taxes	(12,826)
Total adjustments	(21,804)
Net decrease in cash & cash equivalents	(83,481)
Cash & cash equivalents at beginning of year	103,012
Cash & cash equivalents at end of year	$ 19,531

See accompanying notes to the financial statements

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

A. Nature of business: Craig & Associates, Inc., is a privately-held Broker-Dealer company which was incorporated in the State of Washington in 1984.

B. Property & equipment: Property and equipment are recorded at cost. When assets are retired or otherwise disposed of, the cost and related accumulated depreciation are removed from the accounts and any resulting gain or loss is reflected in income during that year. The cost of maintenance and repairs is charged to expenses when incurred, whereas expenditures which substantially increase the useful lives of property and equipment are capitalized.

C. Depreciation: The provision for depreciation is computed over three and five years using accelerated methods. Depreciation expense for the current year was 0.

D. Cash & cash equivalents: Cash and cash equivalents consist of cash in checking accounts and certificates of deposit with a maturity of 12 months or less.

E. Income taxes: The Company reports income for financial statement purposes on the accrual basis whereby revenue is recognized as services are performed and expenses are incurred. For federal income tax purposes, the Company reports income on the cash basis whereby revenue is recognized as it is collected and expenses are recognized as paid. There was no deferred income tax at September 30, 2003.

F. Estimates: The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

SUPPLEMENTARY INFORMATION

NET CAPITAL REQUIREMENT:

Pursuant to Rule 15c3-1(a)(2) under the Securities Exchange Act of 1934, the Company has a $5,000 net capital requirement. For the year ended September 30, 2003, the Company's net capital balance was $43,667.

UNDER RULE 15c3-3
For the Year Ended September 30, 2003

Exemptive Provisions:

The Company is exempt from Rule 15c3-3 in that the Company does not receive any customer securities or cash.

CRAIG & COMPANY, INC.
COMPUTATION of NET CAPITAL Under SEC. RULE 15c3-1

Net Capital per audited Financial Statements, September 30, 2003	$ 139,949
Less Non-Allowable Assets	79,523
Net Capital, September 30, 2003	$ 60,426

See the Reconciliation of Audited and Unaudited Computation of Net Capital on the following page.

CRAIG & COMPANY, INC.
RECONCILIATION of AUDITED & UNAUDITED COMPUTATION of NET CAPITAL

Differences	Unaudited Form X-17A-5 Part II Prepared by Craig & Associates Filed on	Audited Form X17A Part IIA	Differences
Page 3			
Lines 1 & 3	$145,710	$139,949	($ 5,761)

Explanations

Lines 1 & 3	Overstated federal income tax refund	(5,601)
	Understated business taxes payable	(160)
		($ 5,761)